Bean Box, Inc.



ANNUAL REPORT

1037 Northeast 65th Street

Seattle, WA 98115

(888) 923-8596

https://beanbox.com

This Annual Report is dated April 23, 2025.

BUSINESS

Bean Box, Inc., ('Bean Box" or the "Company") is a C-Corp organized under the laws of the state of Delaware. Bean Box is a direct-to-consumer brand in the Specialty Coffee segment of the US coffee market, in its shift from retail cafes to the home. Bean Box's coffee subscriptions, gifts, and coffee selection, curated from 50+ independent coffee roasters across the US, position it to usher in mass-market adoption of high-end coffee at home.

Bean Box, Inc. was initially incorporated as Lucky Oyster, Inc., a Delaware C-Corp on September 21, 2012, and changed its name to Bean Box, Inc. on April 15, 2016. The Company has been granted two US Trademarks.

Previous Offerings

Name: Series A-1 Preferred Stock

Type of security sold: Equity

Final amount sold: $564,094.73

Number of Securities Sold: 229,903

Use of proceeds: Customer acquisition (70%); inventory (20%); equipment & automation (10%)

Date: April 29, 2021

Offering exemption relied upon: 506(b)

Name: Series A-2 Preferred Stock

Type of security sold: Equity

Final amount sold: $3,570,722.34

Number of Securities Sold: 1,164,247

Use of proceeds: Customer acquisition (70%); inventory (20%); equipment & automation (10%)

Date: December 23, 2021

Offering exemption relied upon: 506(b)

Name: Series A-3 Preferred Stock

Type of security sold: Equity

Final amount sold: $1,251,934.10

Number of Securities Sold: 510,242

Use of proceeds: Customer acquisition (70%); inventory (20%); equipment & automation (10%)

Date: March 10, 2023

Offering exemption relied upon: 506(b)

Name: Series A-4 Preferred Stock

Type of security sold: Equity

Final amount sold: $1,894,977.67

Number of Securities Sold: 617,863

Use of proceeds: Customer acquisition (70%); inventory (20%); equipment & automation (10%)

Date: March 10, 2023

Offering exemption relied upon: 506(b)

Type of security sold: Warrants

Final amount sold: $0.00

Use of proceeds: N/A

Date: October 15, 2022

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

Year ended December 31, 2023 compared to year ended December 31, 2024

Revenue

Revenue for fiscal year 2023 was $7.357M compared to $4.959M in fiscal year 2024.

Our revenue decreased from 2023 to 2024 as we transitioned our business model away from manufacturing which reduced the gift portion of our business, however allowing us significant cost savings in operating expenses.

Cost of sales

Cost of Sales for fiscal year 2023 was $4.3M compared to $3.1M in fiscal year 2024.

Our cost of sales increased as a percentage of product sales from 2023 to 2024, due to modest increases in the cost of coffee beans and shipping.

Gross margins

Gross margins for fiscal year 2023 were $3.030M compared to $1.783M in fiscal year 2024.

Our gross margins decreased from 2023 to 2024 due to the reduction in the gift portion of our revenue and modest cost increases in our coffee beans and shipping.

Expenses

Expenses for fiscal year 2023 were $4.467M compared to $2.733M in fiscal year 2024.

We materially reduced overall expenses in 2024 as compared to 2023, primarily due to Company-wide cost-cutting, with a particular emphasis on employee productivity and, as stated above, more efficient customer acquisition.

Historical results and cash flows:

The Company is currently generating revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future. The Company has historically not been in a position of having enough capital to focus on customer acquisition. To date, customers have grown organically with not much capital raised. With additional capital, our goal is to focus on growing our revenues.

We are running lean on staffing, and believe we can continue a growth trajectory with additional funding to grow revenue.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $130,358.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

• Creditor: American Packaging Capital
Amount Owed: $ 76,096
Interest Rate: 0.0%
Maturity Date: June 01, 2025
5 Individual Leases 3.24% - 13.3% Lease Fees. Amount owed is as of 12/31/2024.

• Creditor: Liberty Capital
Amount Owed: $226,453
Interest Rate: 0.0%
Maturity Date: April 01, 2027
2 Leases 6.45%-7.95% Lease Fees. Amount owed is as 12/31/2024.

• Creditor: Wells Fargo
Amount Owed: $17,901
Interest Rate: 0.0%
Maturity Date: July 01, 2023
1 Lease 2.5% Lease Fees. Amount owed is as of 12/31/2024.

• Creditor: SBA
Amount Owed: $497,384
Interest Rate: 3.75%
Maturity Date: July 06, 2050
Payments of $2,444/month. Amount owed is as of 12/31/2024.

• Creditor: Ryan Fritzky
Amount Owed: $437,927
Interest Rate: 12.0%
Maturity Date: August 15, 2026
Currently NO Payments. Amount owed is as of 12/31/2024.

• Creditor: Ryan Fritzky Irrevocable Trust of 2008 (EVF) u/a/d 1/10/08
Amount Owed: $1,680,000
Interest Rate: 12.0%
Maturity Date: August 15, 2026
Currently NO Payments. Amount owed is as of 12/31/2024.

• Creditor: Ryan Fritzky Fritzky Irrevocable Trust of 2008 (KSF) u/a/d 1/10/08
Amount Owed: $920,000
Interest Rate: 12.0%
Maturity Date: June 18, 2027
Currently NO Payments. Amount owed is as of 12/31/2024.

• Creditor: Matthew Berk
Amount Owed: $156,514
Interest Rate: 12.0%
Maturity Date: September 13, 2026
Monthly payments of $8,310. Amount owed is as of 12/31/2024.

- Creditor: Kirby Winfield (Vollbracht Properties, LLC)
Amount Owed: $483,585
Interest Rate: 12.0%
Maturity Date: September 25, 2028
Interest only payments - full payments resume Jan 2026 as normal ($16,621/month). Amount owed is as of 12/31/2024.

- Creditor: BHG Financial
Amount Owed: $89,294
Interest Rate: 19.99%
Maturity Date: July 09, 2029
Monthly payments of $2,492. Amount owed is as of 12/31/2024.

- Creditor: Square
Amount Owed: $413,650
Interest Rate: 0.0%
Maturity Date: March 6, 2026
Weekly payments of $6,885; $8,437.50; $5,471.25 Fixed Fee of 35%-46%. Amount owed is as of 12/31/2024.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Matthew Berk

Matthew Berk's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO & Director

Dates of Service: December, 2012 - Present

Responsibilities: Overall corporate strategy, oversight of operations, technology and automation. Matthew receives an annual salary of $165,000 from Bean Box and holds 16% equity in Bean Box.

Name: Tami Moynihan

Tami Moynihan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CFO

Dates of Service: April, 2021 - Present

Responsibilities: Manages all of the day-to-day finance and accounting for the business. Tami receives an annual salary of $165,000 and holds 3% equity in Bean Box.

Name: Ryan Fritzky

Ryan Fritzky's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-founder, CMO, and Director

Dates of Service: December, 2012 - Present

Responsibilities: Leads marketing and growth, including customer acquisition, product development, and channel expansion. Ryan receives an annual salary of $165,000 and holds 22% equity in Bean Box.

Name: Kirby Winfield Jr.

Kirby Winfield Jr.'s current primary role is with Ascend Venture Capital. Kirby Winfield Jr. currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: April, 2016 - Present

Responsibilities: Board member and investor in Bean Box.

Other business experience in the past three years:

Employer: Ascend Venture Capital

Title: Founding General Partner

Dates of Service: July, 2019 - Present

Responsibilities: Founding GP at Ascend VC

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Ryan Fritzky

Amount and nature of Beneficial ownership: 2,041,280

Percent of class: 22.598

Title of class: Series A-3 Preferred Stock

Stockholder Name: Ryan Fritzky

Amount and nature of Beneficial ownership: 107,251

Percent of class: 22.598

Title of class: Series A-4 Preferred Stock

Stockholder Name: Ryan Fritzky

Amount and nature of Beneficial ownership: 89,291

Percent of class: 22.598

Title of class: Series Seed-1 Preferred Stock

Stockholder Name: Ryan Fritzky

Amount and nature of Beneficial ownership: 275,870

Percent of class: 22.598

Title of class: Series Seed-2 Preferred Stock

Stockholder Name: Ryan Fritzky

Amount and nature of Beneficial ownership: 210,990

Percent of class: 22.598

RELATED PARTY TRANSACTIONS

Related Party Transactions

Name of Entity: Ryan Fritzky

Relationship to Company: Co-founder, CMO, and Director

Nature / amount of interest in the transaction: $437,927 friendly note. Currently NO Payments; Payments start January 2024 ($14,558/month)

Material Terms: Maturity date is October 15, 2026

Name of Entity: Ryan Fritzky Irrevocable Trust of 2008 (EVF) u/a/d 1/10/08

Names of 20% owners: Ryan Fritzky

Relationship to Company: Co-founder, CMO, and Director

Nature / amount of interest in the transaction: $1,680,000 friendly note. Currently NO Payments. ($33,242/month)

Material Terms: Maturity date is October 15, 2026

Name of Entity: Ryan Fritzky Irrevocable Trust of 2008 (KSF) u/a/d 1/10/08

Names of 20% owners: Ryan Fritzky

Relationship to Company: Co-founder, CMO, and Director

Nature / amount of interest in the transaction: $920,000 friendly note. Currently NO Payments. ($33,242/month)

Material Terms: Maturity date is October 15, 2026

Name of Entity: Matthew Berk

Names of 20% owners: Matthew Berk

Relationship to Company: Co-founder, CEO

Nature / amount of interest in the transaction: $250,000 friendly note. Monthly payments of $8,310.

Material Terms: Maturity date is September 13, 2026

Name of Entity: Kirby Winfield (Vollbracht Properties, LLC)

Relationship to Company: Director

Nature / amount of interest in the transaction: $500,000 friendly note. Interest only payments in 2023 - then payments resume Jan 2024 as normal ($16,621/month)

Material Terms: Maturity date is October 10, 2026

OUR SECURITIES

Our Company Securities
The company has authorized Common Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, and Series CF Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 471,373 of Series CF Preferred Stock.
• Common Stock
The amount of security authorized is 24,332,046 with a total of 8,636,708 outstanding.
Voting Rights
One vote per share.
Material Rights
The total amount outstanding includes 13,280 shares to be issued, pursuant to options reserved but unissued in the 2021 Equity Incentive Plan.
The total amount outstanding includes 3,093,406 shares to be issued pursuant to stock options issued in the 2021 Equity Incentive Plan.

The total amount outstanding includes 778,900 shares to be issued pursuant to stock options issued in the 2012 Equity Incentive Plan.

• Series Seed-1 Preferred Stock

The amount of security authorized is 5,024,630 with a total of 5,024,630 outstanding.

Voting Rights

One vote per share of Common Stock into which the shares of Preferred Stock are convertible.

Material Rights

Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation unless the holders of the Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock and Series A-4 Preferred Stock (together, the "Series A Preferred Stock") and Series CF Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock or Series CF Preferred Stock.

Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series CF Preferred Stock and of each series of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders.

• Series Seed-2 Preferred Stock

The amount of security authorized is 1,230,770 with a total of 1,230,770 outstanding.

Voting Rights

One vote per share of Common Stock into which the shares of Preferred Stock are convertible.

Material Rights

Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation unless the holders of the Series A Preferred Stock and Series CF Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock or Series CF Preferred Stock.

Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series CF Preferred Stock and of each series of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders.

• Series Seed-3 Preferred Stock

The amount of security authorized is 980,330 with a total of 980,330 outstanding.

Voting Rights

One vote per share of Common Stock into which the shares of Preferred Stock are convertible.

Material Rights

Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation unless the holders of the Series A Preferred Stock and Series CF Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock or Series CF Preferred Stock.

Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series CF Preferred Stock and of each series of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders.

• Series A-1 Preferred Stock

The amount of security authorized is 229,903 with a total of 229,903 outstanding.

Voting Rights

One vote per share of Common Stock into which the shares of Preferred Stock are convertible.

Material Rights

Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation unless the holders of the Series A Preferred Stock and Series CF Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock or Series CF Preferred Stock.

Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of each series of Series CF Preferred Stock and of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders.

• Series A-2 Preferred Stock

The amount of security authorized is 3,384,997 with a total of 3,384,997 outstanding.

Voting Rights

One vote per share of Common Stock into which the shares of Preferred Stock are convertible.

Material Rights

The total amount outstanding includes 2,220,750 shares to be issued pursuant to outstanding warrants.

Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation unless the holders of the Series A Preferred Stock and Series CF Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock or Series CF Preferred Stock.

Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series CF Preferred Stock and of each series of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders.

• Series A-3 Preferred Stock

The amount of security authorized is 510,242 with a total of 510,242 outstanding.

Voting Rights

One vote per share of Common Stock into which the shares of Preferred Stock are convertible.

Material Rights

Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation unless the holders of the Series A Preferred Stock and Series CF Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock or Series CF Preferred Stock.

Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of each series of Series CF Preferred Stock and of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders.

• Series A-4 Preferred Stock
The amount of security authorized is 617,863 with a total of 617,863 outstanding.
Voting Rights
One vote per share of Common Stock into which the shares of Preferred Stock are convertible.
Material Rights
Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation unless the holders of the Series A Preferred Stock and Series CF Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock or Series CF Preferred Stock.
Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series CF Preferred Stock and of each series of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders.

• Series CF Preferred Stock
The amount of security authorized is 2,500,000 with a total of 187,809 outstanding.
Voting Rights
There are no voting rights associated with Series CF Preferred Stock.

Material Rights

Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Company, the proceeds shall be paid as follows:

First pay Original Purchase Price plus declared and unpaid dividends, if any, on each share of Series CF Preferred, Series A Preferred Stock (or, if greater, the amount that the such series would receive on an as converted basis). Then pay the original purchase price per share plus declared and unpaid dividends, if any, on each share of Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock and Series Seed-3 Preferred Stock (collectively together with the Series CF Preferred and Series A Preferred Stock, the "Preferred Stock") (or, if greater, the amount that the such series would receive on an as-converted basis). The balance of any proceeds shall be distributed pro rata to holders of Common Stock.

A merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company will be treated as a liquidation event (a "Deemed Liquidation Event"), thereby triggering payment of the liquidation preferences described above unless the Requisite Holders (as defined in the Company's current Certificate of Incorporation) elect otherwise.

Optional Conversion. The Series CF Preferred initially convert 1:1 to Common Stock at any time at option of holder, subject to adjustments for stock dividends, splits, combinations and similar events and as described below under "Anti-dilution Provisions."

Mandatory Conversion. Each share of Series CF Preferred will automatically be converted into Common Stock at the then applicable conversion rate in the event of (i) the closing of a firm commitment underwritten public offering or (ii) upon the written consent of the holders of more than 50% of the Series A Preferred Stock and Series CF Preferred, voting together as a single-class, on an as-converted basis.

Anti-dilution Provisions. The Series CF Preferred shall have broad based weighted average anti-dilution rights in subsequent rounds where the per share consideration received by the Company is less than the Original Purchase Price, subject to customary exceptions for NVCA-style venture investments. Such anti-dilution rights of the Series CF Preferred may be waived only by the holders of more than 50% of the Series A Preferred Stock and Series CF Preferred, voting together as a single-class, on an as-converted basis.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products or services that are not available when customers need them can lead to lost sales or damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with No Voting Rights The Series CF Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights to dictate how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Series CF Preferred Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. Fluctuating Coffee

Prices The price of coffee beans is subject to market fluctuations, which can impact the profitability of a coffee subscription service. If coffee prices surge unexpectedly, it may lead to increased operating costs, reducing profit margins. Supply Chain Disruptions Coffee subscription services rely heavily on a smooth supply chain to deliver coffee to their customers. Any disruptions, such as transportation issues, labor disputes, or natural disasters, can lead to delays in product delivery and customer dissatisfaction. Economic Downturns Economic downturns can affect consumer spending patterns, leading to reduced demand for luxury items like premium coffee subscriptions. This can result in decreased revenue and financial instability for the business. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Our products could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our products will fail to gain market acceptance for any number of reasons. If our products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 23, 2025.

Bean Box, Inc.

By /s/ *Matthew Berk*

Name: Bean Box Inc.

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Bean Box Inc.
Balance Sheet
As of December 31, 2023

		Total
ASSETS		
Current Assets		
Bank Accounts		
Cash		
Chase - 0530 - Outbound		219,646.88
Total Cash	$	**219,646.88**
Total Bank Accounts	$	**219,646.88**
Accounts Receivable		
Accounts Receivable (A/R)		72,097.61
Total Accounts Receivable	$	**72,097.61**
Other Current Assets		
AC Rec - Due from Stripe		50,138.25
AC Rec - Due From Amazon		8,471.89
Due from Shareholder		15,746.27
Inventory		
Beanery - Beans		243,519.52
Beanery - Food		57,907.77
Beanery - Packaging		163,924.08
Inventory In Process		26,632.54
Inventory Offsite - Amazon		26,016.19
Total Inventory	$	**518,000.10**
Misc Receivables		41,728.85
Pre-paid Expenses		
Pre-paid Insurance		5,217.88
Pre-paid Misc.		7,474.02
Pre-Paid Software		4,203.69
Total Pre-paid Expenses	$	**16,895.59**
Total Other Current Assets	$	**650,980.95**
Total Current Assets	$	**942,725.44**
Fixed Assets		
Fixed Assets		
Capital Equipment		
Computer Equipment		51,078.19
Equipment		1,967,988.46
Furniture & Fixtures		16,023.99
Leasehold Improvements		110,650.54
Less -Accumulated Depreciation		-923,374.85
Right on Use Assets		575,734.00
Total Capital Equipment	$	**1,798,100.33**

Capitalized Software			689,235.94
Less - Accumulated Depreciation Software			-92,006.29
Total Capitalized Software		**$**	**597,229.65**
Intangible Assets			
Bean Box Patent			11,322.00
Domain Name - BeanBox.com			24,009.00
Less - Accumulated Amortization			-15,729.77
Total Intangible Assets		**$**	**19,601.23**
Total Fixed Assets		**$**	**2,414,931.21**
Total Fixed Assets		**$**	**2,414,931.21**
Other Assets			
Security Deposit			13,252.12
Total Other Assets		**$**	**13,252.12**
TOTAL ASSETS		**$**	**3,370,908.77**
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable			
Accounts Payable			1,491,258.65
Total Accounts Payable		**$**	**1,491,258.65**
Credit Cards			
AE - 01008 - Ryan			26,666.14
AE - 21002 - Matthew			32,520.70
AE - 41005 - Ryan			4,904.19
AE - 61004 Maryna			15,580.76
AE - 92007 - Matthew			8,135.99
Brex - Ryan			148,332.39
CO - 3670 - Ryan			95,811.22
CO - 8518 - MB			110,517.12
Ramp Card			36,536.60
Total Credit Cards		**$**	**479,005.11**
Other Current Liabilities			
Accounts Payable Accrual			46,079.68
Accrued Payroll			134,901.33
Deferred Revenue			50,921.40
Amazon Deferred Revenue			0.00
Total Deferred Revenue		**$**	**471,770.93**
Fed Ex Accounts Payable			294,765.74
Gift Cards & Credits			89,275.85
Interest Payable			226,995.23
Payroll Expense Liabilities			
401K Liabilities			1,319.01
Vacation Payable			4,588.96
Total Payroll Expense Liabilities		**$**	**5,907.97**

Sales Tax Payable		0.00
Total Other Current Liabilities	$	**1,269,696.73**
Total Current Liabilities	$	**3,239,960.49**
Long-Term Liabilities		
Loans Payable		
Amer Pkg Cap 2021 - 2 Auger Fillers TC-03213066		27,165.63
Amer Pkg Cap 2021 - Delkor Carton Former HB-06213122		48,435.64
Amer Pkg Cap 2022 Label Mill - HB 08223261		31,513.92
Amer Pkg Cap 2022 Mini Mover - HB09223268		12,737.08
Amer Pkg Cap 2022 Mini Movers Conveyor Equipment - HB-08223262		14,906.10
BHG - 2022 Loan		100,136.49
Liberty Cap 2021 - 2 Vikings 837-235210-001		226,125.82
Liberty Cap 2021 - Conveyor System - 100270		13,586.29
Note - MB MG 2023 Loan		232,373.22
Note - RF 2022 Loan		437,927.39
Note - RF 2023 Loan 1		1,300,000.00
Note - TM 2022 Loan		180,000.00
Note - Vollbracht Properties, LLC 2022 Loan		483,585.23
Other Long Term Liabilities		
Lease Liability		884,645.00
Total Other Long Term Liabilities	$	**884,645.00**
SBA Note Payable		497,383.94
Square Advance - 2023 Loan		225,547.34
Wells Fargo 2021 Air Compressor 301-0002982-001		3,717.18
Wells Fargo 2023 Forklift - 301-0024407-000		21,431.39
Total Loans Payable	$	**4,741,217.66**
Stripe Note Payable		113,705.73
Total Long-Term Liabilities	$	**4,854,923.39**
Total Liabilities	$	**8,094,883.88**
Equity		
A-1 Preferred Stock		500,002.30
A-2 Preferred Stock		1,881,478.15
A-3 Preferred Stock		1,212,854.61
A-4 Preferred Stock		3,854,091.84
Additional Paid in Capital		2,411,474.39
Capital Stock		46.00
Common Stock		47.50
Opening Balance Equity		0.00
Preferred Stock - Series CF		1.30
Preferred Stock - Series Seed #1		50.20
Preferred Stock - Series Seed #2		875,007.98
Preferred Stock - Series Seed #3		942,435.86
Retained Earnings		-13,932,081.01
Net Income		-2,469,384.23

Total Equity	-$	**4,723,975.11**
TOTAL LIABILITIES AND EQUITY	$	**3,370,908.77**

Bean Box Inc.
Profit and Loss by Month
January - December 2023

	Total
Income	
Product Sales	
Amazon Sales	737,579.11
Amazon Subscription Revenue	1,731.99
Corporate Sales	264,633.84
Other Earned Income	476.29
Sales - Wholesale Other	42,368.18
Sales - Wholesale Walmart	20,171.84
Site Sales - Direct Website	3,593,329.71
Site Sales - Subscription Revenue	2,874,889.70
Site Sales Adjustments - Promotions & Credits	-127,567.82
Site Sales Adjustments - Returns & Allowances	-49,929.80
Total Product Sales	$ 7,357,683.04
Total Income	$ 7,357,683.04
Cost of Goods Sold	
Cost of Goods Sold	
Beans	1,865,663.81
Food, Etc.	236,651.71
Inbound Shipping	15,497.59
Packaging	345,181.20
Processing Fees & Allowances - Walmart	6,368.67
Processing Fees - Amazon	248,009.04
Processing Fees - Wholesale Other	6,530.68
Stripe Fees	189,406.30
Total Cost of Goods Sold	$ 2,913,309.00
Shipping	
Amazon Fulfillment & Shipping	434.50
Fed Ex	1,131.69
Shipping - UPS	902,776.56
Site Federal Express	29,011.39
Site- USPS	481,046.48
Total Shipping	$ 1,414,400.62
Total Cost of Goods Sold	$ 4,327,709.62
Gross Profit	$ 3,029,973.42
Expenses	
All Employee Costs	
401K Benefits - Employer Paid	2,284.00
Contractor	97,438.03
Employee- Wages & Salaries	1,285,055.91

Bonus		158,130.85
Total Employee- Wages & Salaries	**$**	**1,443,186.76**
Health Insurance Benefits		41,728.15
Emp Benefits - Life -LTD		5,418.43
Total Health Insurance Benefits	**$**	**47,146.58**
Hiring Expense		381.14
Payroll Processing Fee		6,180.33
Payroll Tax Expense		131,936.36
Share-based Compensation		38.47
Total All Employee Costs	**$**	**1,728,591.67**
Marketing & Advertising		
Creative		
Photography & Images		7,881.86
Total Creative	**$**	**7,881.86**
Insert Printing		28,452.68
Marketing Boxes from COGS		3,479.53
Marketing Contractor Labor		12,000.00
Paid Advertising		
Amazon		141,535.30
Facebook		528,566.21
Google		716,861.51
LinkedIn		1,613.67
Other		117,497.24
Shareasale		110,434.19
Total Paid Advertising	**$**	**1,616,508.12**
Platform & Analytics		107,611.70
Total Marketing & Advertising	**$**	**1,775,933.89**
Office/General Administrative Expenses		
Bank CC Fees		48,591.03
Customer Service Costs		2,224.73
Dues		3,846.00
Equipment Rental		13,484.72
Insurance		
General Liability		35,972.74
Total Insurance	**$**	**35,972.74**
License and Permits		316.53
Office Supplies		16,828.17
Professional Fees		
Accounting Fees		3,107.63
Contractor Fees		15,978.95
Legal Fees		63,479.50
Total Professional Fees	**$**	**82,566.08**
Rent		529,616.64
Repairs & Maintenance		9,981.97

Software Subscription		86,172.65
Testing Fees		1,150.38
Utilities		
Office Security		2,119.96
Telecommunications		7,316.70
Total Utilities	$	9,436.66
Warehouse Supplies		87,440.34
Web Services		2,522.51
Total Office/General Administrative Expenses	$	930,151.15
Project Costs		28,568.88
Purchases		0.00
Travel & Entertainment		
Meals & Entertainment		1,843.39
Travel		2,048.15
Total Travel & Entertainment	$	3,891.54
Uncategorized Expense		0.00
Total Expenses	$	4,467,137.13
Net Operating Income	-$	1,437,163.71
Other Income		
Other Income		315,917.92
Total Other Income	$	315,917.92
Other Expenses		
Amortization		2,355.40
Charitable Contributions		1,795.00
Depreciation		224,704.09
Financing Expenses - Other than Interest		3,915.00
Interest & Financing Expense		961,206.50
Inventory Write Offs		149,952.61
Local Taxes		17,579.52
Other Expenses - Prior Year		-13,369.68
Total Other Expenses	$	1,348,138.44
Net Other Income	-$	1,032,220.52
Net Income	-$	2,469,384.23

Bean Box Inc.
Statement of Cash Flows
January - December 2023

	Total
OPERATING ACTIVITIES	
Net Income	-2,469,384.23
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-28,078.06
AC Rec - Due from Stripe	23,492.48
AC Rec - Due From Amazon	240.45
Due from Shareholder	-3,865.91
Inventory:Beanery - Beans	-77,527.51
Inventory:Beanery - Food	-37,340.71
Inventory:Beanery - Packaging	120,166.12
Inventory:Inventory - In Transit	0.00
Inventory:Inventory In Process	115,623.26
Inventory:Inventory Offsite - Amazon	66,189.97
Inventory Asset	0.00
Misc Receivables	-15,766.04
Pre-paid Expenses:Pre-paid Insurance	2,335.85
Pre-paid Expenses:Pre-paid Misc.	86,341.03
Pre-paid Expenses:Pre-Paid Software	5,506.03
Fixed Assets:Capital Equipment:Less -Accumulated Depreciation	337,455.01
Fixed Assets:Capital Equipment:Right on Use Assets	-575,734.00
Fixed Assets:Capitalized Software:Less - Accumulated Depreciation Software	45,949.08
Fixed Assets:Intangible Assets:Less - Accumulated Amortization	2,355.40
Accounts Payable	-796,145.95
AE - 01008 - Ryan	-4,989.17
AE - 21002 - Matthew	-3,352.49
AE - 41005 - Ryan	4,834.43
AE - 61004 Maryna	962.01
AE - 92007 - Matthew	3,356.52
Brex - Ryan	17,664.35
CO - 3670 - Ryan	9,641.30
CO - 8518 - MB	110,517.12
Ramp Card	-76,347.74
Accounts Payable Accrual	-117,785.78
Accrued Payroll	119,667.87
Deferred Revenue	22,372.10
Deferred Revenue:Amazon Deferred Revenue	-1,450.33
Deferred Revenue:Direct Subscription Deferral	39,978.38
Fed Ex Accounts Payable	-60,014.59
Gift Cards & Credits	89,275.85

Interest Payable		106,710.08
Payroll Expense Liabilities:401K Liabilities		1,319.01
Payroll Expense Liabilities:Commuter Benefit Payable		-312.00
Payroll Expense Liabilities:Deferred SS for PPP Program		-22,707.54
Payroll Expense Liabilities:Health Benefits Payable		-11,861.20
Payroll Expense Liabilities:LTC Benefits Payable		-1,143.56
Payroll Expense Liabilities:Vacation Payable		555.05
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$	501,913.83
Net cash provided by operating activities	-$	2,971,298.06
INVESTING ACTIVITIES		
Fixed Assets:Capital Equipment:Equipment		-17,800.00
Net cash provided by investing activities	-$	17,800.00
FINANCING ACTIVITIES		
Convertible Debt		-1,191,500.00
Loans Payable:Amer Pkg Cap 2019- Auger Filler + Pouch Machine TC-08192838		-45,444.00
Loans Payable:Amer Pkg Cap 2020 - ActionPac TC-09202996		-2,938.16
Loans Payable:Amer Pkg Cap 2020 - Auger Filler TC-09202999		-7,088.31
Loans Payable:Amer Pkg Cap 2020 - Label Mill TC-06202957		-1,994.70
Loans Payable:Amer Pkg Cap 2020 - Label Mill2 TC-08202984		-2,659.60
Loans Payable:Amer Pkg Cap 2021 - 2 Auger Fillers TC-03213066		-17,157.24
Loans Payable:Amer Pkg Cap 2021 - Delkor Carton Former HB-06213122		-26,419.44
Loans Payable:Amer Pkg Cap 2022 Label Mill - HB 08223261		-11,122.56
Loans Payable:Amer Pkg Cap 2022 Mini Mover - HB09223268		-4,495.44
Loans Payable:Amer Pkg Cap 2022 Mini Movers Conveyor Equipment - HB-08223262		-5,420.40
Loans Payable:BHG - 2022 Loan		-8,892.97
Loans Payable:CircleUp - 2021 Loan		-328,562.48
Loans Payable:IOU Financial		-133,412.09
Loans Payable:Kalamata Capital Group - 2022 Loan		-186,819.39
Loans Payable:Liberty Cap 2021 - 2 Vikings 837-235210-001		-61,033.38
Loans Payable:Liberty Cap 2021 - Conveyor System - 100270		-4,259.82
Loans Payable:NewCo Capital Group		-53,718.68
Loans Payable:NewCo Capital Group 2		-45,119.10
Loans Payable:NewCo Capital Group 3		0.00
Loans Payable:Note - MB MG 2023 Loan		232,373.22
Loans Payable:Note - RF 2022 Loan		-273,856.68
Loans Payable:Note - RF 2023 Loan 1		1,300,000.00
Loans Payable:Note - RG 2022 Loan		-96,717.05
Loans Payable:Note - TM 2022 Loan		-85,000.00
Loans Payable:Other Long Term Liabilities:Lease Liability		884,645.00
Loans Payable:SBA Note Payable		-1,418.98
Loans Payable:Square Advance - 2022 Loan		-94,772.81
Loans Payable:Square Advance - 2023 Loan		225,547.34
Loans Payable:Wells Fargo 2021 Air Compressor 301-0002982-001		-11,614.65
Loans Payable:Wells Fargo 2023 Forklift - 301-0024407-000		21,431.39

Stripe Note Payable		-126,162.50
A-1 Preferred Stock		2.30
A-2 Preferred Stock		11.60
A-3 Preferred Stock		5.10
A-4 Preferred Stock		3,377,684.64
Additional Paid in Capital		-108,867.66
Common Stock		47.50
Preferred Stock - Series CF		1.30
Preferred Stock - Series Seed #1		50.20
Preferred Stock - Series Seed #2		12.30
Preferred Stock - Series Seed #3		9.90
Retained Earnings		-471,715.00
Net cash provided by financing activities	$	**2,633,638.70**
Net cash increase for period	-$	**355,459.36**
Cash at beginning of period		575,106.24
Cash at end of period	$	**219,646.88**

Bean Box Inc.
Balance Sheet
As of December 31, 2024

	Total
ASSETS	
Current Assets	
Bank Accounts	
Cash	
Chase - 0530 - Outbound	130,358.20
Total Cash	$ 130,358.20
Total Bank Accounts	$ 130,358.20
Accounts Receivable	
Accounts Receivable (A/R)	23,673.60
Total Accounts Receivable	$ 23,673.60
Other Current Assets	
AC Rec - Due from Stripe	88,108.06
Due from Shareholder	15,746.27
Inventory	
Inventory In Process	16.17
Inventory Offsite - 3PL	4,516.03
Inventory Offsite - Roasters	4,554.58
Total Inventory	$ 9,086.78
Pre-paid Expenses	
Pre-paid Insurance	3,708.02
Pre-paid Misc.	625.99
Pre-Paid Software	3,817.21
Total Pre-paid Expenses	$ 8,151.22
Uncategorized Asset	-30,000.00
Total Other Current Assets	$ 91,092.33
Total Current Assets	$ 245,124.13
Fixed Assets	
Fixed Assets	
Capital Equipment	
Computer Equipment	7,734.00
Equipment	1,125,604.18
Less -Accumulated Depreciation	-325,550.31
Right on Use Assets	575,734.00
Total Capital Equipment	$ 1,383,521.87
Capitalized Software	689,235.94
Less - Accumulated Depreciation Software	-137,955.37
Total Capitalized Software	$ 551,280.57
Intangible Assets	
Bean Box Patent	11,322.00

Domain Name - BeanBox.com		24,009.00
Less - Accumulated Amortization		-18,085.17
Total Intangible Assets	$	**17,245.83**
Total Fixed Assets	$	**1,952,048.27**
Total Fixed Assets	$	**1,952,048.27**
Other Assets		
Total Other Assets	$	**0.00**
TOTAL ASSETS	$	**2,197,172.40**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable		1,125,389.79
Total Accounts Payable	$	**1,125,389.79**
Credit Cards		
AE - 01008 - Ryan		28,570.33
AE - 21002 - Matthew		34,807.31
AE - 41005 - Ryan		4,200.00
AE - 61004 Maryna		5,172.85
AE - 92007 - Matthew		2,018.32
Brex - Ryan		105,333.94
CO - 3670 - Ryan		95,645.53
CO - 8518 - MB		149,466.36
Ramp Card		30,966.49
Total Credit Cards	$	**456,181.13**
Other Current Liabilities		
Accounts Payable Accrual		126,477.88
Accrued Payroll		53,664.86
Deferred Revenue		1,400.00
Amazon Deferred Revenue		0.00
Total Deferred Revenue	$	**468,704.06**
Fed Ex Accounts Payable		273,765.74
Gift Cards & Credits		123,322.13
Interest Payable		536,084.33
Payroll Expense Liabilities		
Health Benefits Payable		6,565.24
Total Payroll Expense Liabilities	$	**6,565.24**
Total Other Current Liabilities	$	**1,588,584.24**
Total Current Liabilities	$	**3,170,155.16**
Long-Term Liabilities		
Loans Payable		
Amer Pkg Cap 2021 - 2 Auger Fillers TC-03213066		11,662.56
Amer Pkg Cap 2021 - Delkor Carton Former HB-06213122		23,690.44
Amer Pkg Cap 2022 Label Mill - HB 08223261		21,793.92

Amer Pkg Cap 2022 Mini Mover - HB09223268		8,820.40
Amer Pkg Cap 2022 Mini Movers Conveyor Equipment - HB-08223262		10,128.42
BHG - 2022 Loan		89,293.56
Liberty Cap 2021 - 2 Vikings 837-235210-001		217,477.13
Liberty Cap 2021 - Conveyor System - 100270		8,975.20
Note - MB MG 2023 Loan		156,514.32
Note - RF 2022 Loan		437,927.39
Note - RF 2023 Loan 1		1,680,000.00
Note - RF 2024 KSF Loan		920,000.00
Note - Vollbracht Properties, LLC 2022 Loan		483,585.23
Other Long Term Liabilities		
Lease Liability		884,645.00
Total Other Long Term Liabilities	$	**884,645.00**
SBA Note Payable		497,383.94
Square Advance - 10.2024 Loan		116,250.00
Square Advance - 6.2024 Loan		122,400.00
Square Advance - 8.2024 Loan		175,000.00
Wells Fargo 2023 Forklift - 301-0024407-000		17,901.14
Total Loans Payable	$	**5,883,448.65**
Total Long-Term Liabilities	$	**5,883,448.65**
Total Liabilities	$	**9,053,603.81**
Equity		
A-1 Preferred Stock		500,002.30
A-2 Preferred Stock		1,881,478.15
A-3 Preferred Stock		1,212,854.61
A-4 Preferred Stock		4,002,093.66
Additional Paid in Capital		2,398,604.48
Capital Stock		46.00
Common Stock		47.50
Opening Balance Equity		0.00
Preferred Stock - Series CF		1.30
Preferred Stock - Series Seed #1		50.20
Preferred Stock - Series Seed #2		875,007.98
Preferred Stock - Series Seed #3		942,435.86
Retained Earnings		-16,401,465.24
Net Income		-2,267,588.21
Total Equity	-$	**6,856,431.41**
TOTAL LIABILITIES AND EQUITY	$	**2,197,172.40**

Bean Box Inc.
Profit and Loss by Month
January - December 2024

	Total
Income	
Product Sales	
Amazon Sales	166,895.80
Corporate Sales	94,939.94
Other Earned Income	10,178.87
Returns & Allowances - Amazon	-4,695.64
Site Sales - Direct Website	2,045,909.99
Site Sales - Subscription Revenue	2,852,365.53
Site Sales Adjustments - Promotions & Credits	-165,022.30
Site Sales Adjustments - Returns & Allowances	-41,713.71
Total Product Sales	**$ 4,958,858.48**
Total Income	**$ 4,958,858.48**
Cost of Goods Sold	
Cost of Goods Sold	0.00
Beans	1,842,467.62
Food, Etc.	37,493.59
Inbound Shipping	2,862.45
Packaging	54,543.78
Processing Fees - Amazon	36,466.21
Processing Fees - Wholesale Other	580.09
Stripe Fees	157,169.20
Total Cost of Goods Sold	**$ 2,131,582.94**
Shipping	-142,872.84
3PL Fulfillment & Shipping	85,903.93
Amazon Fulfillment & Shipping	53,249.61
Shipping - UPS	218,496.65
Site Federal Express	2,926.24
Site- USPS	826,550.96
Total Shipping	**$ 1,044,254.55**
Total Cost of Goods Sold	**$ 3,175,837.49**
Gross Profit	**$ 1,783,020.99**
Expenses	
All Employee Costs	
401K Benefits - Employer Paid	1,764.00
Contractor	28,693.42
Employee- Wages & Salaries	953,155.07
Bonus	49,020.00
Total Employee- Wages & Salaries	**$ 1,002,175.07**
Health Insurance Benefits	43,832.10

Emp Benefits - Life -LTD		4,027.83
Total Health Insurance Benefits	$	**47,859.93**
Payroll Processing Fee		3,746.39
Payroll Tax Expense		82,887.98
Total All Employee Costs	$	**1,167,126.79**
Marketing & Advertising		
Creative		
Photography & Images		6,353.64
Total Creative	$	**6,353.64**
Insert Printing		5,718.01
Marketing		0.00
Marketing Boxes from COGS		24,285.47
Paid Advertising		
Amazon		18,430.52
Facebook		214,468.81
Google		510,219.62
Other		85,242.09
Shareasale		63,918.42
Total Paid Advertising	$	**892,279.46**
Platform & Analytics		119,085.80
Total Marketing & Advertising	$	**1,047,722.38**
Office/General Administrative Expenses		
Bank CC Fees		7,471.54
Customer Service Costs		14,437.44
Dues		1,935.00
Equipment Rental		55,505.33
Insurance		
General Liability		20,312.98
Total Insurance	$	**20,312.98**
Office Supplies		15,205.26
Professional Fees		1,699.00
Accounting Fees		5,451.75
Contractor Fees		6,347.70
Legal Fees		20,764.72
Total Professional Fees	$	**34,263.17**
Rent		217,599.60
Repairs & Maintenance		3,473.78
Software Subscription		58,002.05
Testing Fees		455.49
Utilities		
Office Security		1,704.01
Telecommunications		3,434.04
Total Utilities	$	**5,138.05**
Warehouse Supplies		30,469.91

Warehouse Support - 3PL		0.00
Warehouse 3PL Fees		2,455.60
Warehouse Fulfillment Charges - 3PL		20,682.93
Warehouse Storage Fees - 3PL		7,447.70
Total Warehouse Support - 3PL	$	30,586.23
Web Services		960.50
Total Office/General Administrative Expenses	$	495,816.33
Project Costs		14,968.87
Purchases		
Travel & Entertainment		596.20
Meals & Entertainment		500.63
Travel		5,835.60
Total Travel & Entertainment	$	6,932.43
Uncategorized Expense		0.00
Total Expenses	$	2,732,566.80
Net Operating Income	-$	949,545.81
Other Income		
Other Income		10,756.00
Total Other Income	$	10,756.00
Other Expenses		
Amortization		2,355.40
Charitable Contributions		3,000.00
Depreciation		162,322.54
Gain/Loss on Asset Disposal		224,023.22
Interest & Financing Expense		773,412.25
Inventory Write Offs		344,740.27
Local Taxes		22,112.08
Other Expenses - Prior Year		-203,167.36
Total Other Expenses	$	1,328,798.40
Net Other Income	-$	1,318,042.40
Net Income	-$	2,267,588.21

Bean Box Inc.
Statement of Cash Flows
January - December 2024

	Total
OPERATING ACTIVITIES	
Net Income	-2,267,588.21
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	48,424.01
AC Rec - Due from Stripe	-37,969.81
AC Rec - Due From Amazon	8,471.89
Inventory:Beanery - Beans	243,519.52
Inventory:Beanery - Food	57,907.77
Inventory:Beanery - Packaging	163,924.08
Inventory:Inventory In Process	26,616.37
Inventory:Inventory Offsite - 3PL	-4,516.03
Inventory:Inventory Offsite - Amazon	26,016.19
Inventory:Inventory Offsite - Roasters	-4,554.58
Misc Receivables	41,728.85
Pre-paid Expenses:Pre-paid Insurance	1,509.86
Pre-paid Expenses:Pre-paid Misc.	6,848.03
Pre-paid Expenses:Pre-Paid Software	386.48
Uncategorized Asset	30,000.00
Fixed Assets:Capital Equipment:Less -Accumulated Depreciation	-597,824.54
Fixed Assets:Capitalized Software:Less - Accumulated Depreciation Software	45,949.08
Fixed Assets:Intangible Assets:Less - Accumulated Amortization	2,355.40
Accounts Payable	-365,868.86
AE - 01008 - Ryan	1,904.19
AE - 21002 - Matthew	2,286.61
AE - 41005 - Ryan	-704.19
AE - 61004 Maryna	-10,407.91
AE - 92007 - Matthew	-6,117.67
Brex - Ryan	-42,998.45
CO - 3670 - Ryan	-165.69
CO - 8518 - MB	38,949.24
Ramp Card	-5,570.11
Accounts Payable Accrual	80,398.20
Accrued Payroll	-81,236.47
Deferred Revenue	-49,521.40
Deferred Revenue:Amazon Deferred Revenue	0.00
Deferred Revenue:Direct Subscription Deferral	46,454.53
Fed Ex Accounts Payable	-21,000.00
Gift Cards & Credits	34,046.28
Interest Payable	309,089.10

Payroll Expense Liabilities:401K Liabilities		-1,319.01
Payroll Expense Liabilities:Health Benefits Payable		6,565.24
Payroll Expense Liabilities:LTC Benefits Payable		0.00
Payroll Expense Liabilities:Vacation Payable		-4,588.96
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$	**11,012.76**
Net cash provided by operating activities	-$	**2,278,600.97**
INVESTING ACTIVITIES		
Fixed Assets:Capital Equipment:Computer Equipment		43,344.19
Fixed Assets:Capital Equipment:Equipment		842,384.28
Fixed Assets:Capital Equipment:Furniture & Fixtures		16,023.99
Fixed Assets:Capital Equipment:Leasehold Improvements		110,650.54
Security Deposit		13,252.12
Net cash provided by investing activities	$	**1,025,655.12**
FINANCING ACTIVITIES		
Loans Payable:Amer Pkg Cap 2021 - 2 Auger Fillers TC-03213066		-15,503.07
Loans Payable:Amer Pkg Cap 2021 - Delkor Carton Former HB-06213122		-24,745.20
Loans Payable:Amer Pkg Cap 2022 Label Mill - HB 08223261		-9,720.00
Loans Payable:Amer Pkg Cap 2022 Mini Mover - HB09223268		-3,916.68
Loans Payable:Amer Pkg Cap 2022 Mini Movers Conveyor Equipment - HB-08223262		-4,777.68
Loans Payable:BHG - 2022 Loan		-10,842.93
Loans Payable:Liberty Cap 2021 - 2 Vikings 837-235210-001		-8,648.69
Loans Payable:Liberty Cap 2021 - Conveyor System - 100270		-4,611.09
Loans Payable:Note - MB MG 2023 Loan		-75,858.90
Loans Payable:Note - RF 2023 Loan 1		380,000.00
Loans Payable:Note - RF 2024 KSF Loan		920,000.00
Loans Payable:Note - TM 2022 Loan		-180,000.00
Loans Payable:Square Advance - 10.2024 Loan		116,250.00
Loans Payable:Square Advance - 2023 Loan		-225,547.34
Loans Payable:Square Advance - 6.2024 Loan		122,400.00
Loans Payable:Square Advance - 8.2024 Loan		175,000.00
Loans Payable:Wells Fargo 2021 Air Compressor 301-0002982-001		-3,717.18
Loans Payable:Wells Fargo 2023 Forklift - 301-0024407-000		-3,530.25
Stripe Note Payable		-113,705.73
A-4 Preferred Stock		148,001.82
Additional Paid in Capital		-12,869.91
Net cash provided by financing activities	$	**1,163,657.17**
Net cash increase for period	-$	**89,288.68**
Cash at beginning of period		219,646.88
Cash at end of period	$	**130,358.20**

I, Matthew Berk, the CEO of Bean Box, Inc., hereby certify that the financial statements of Bean Box, Inc. and notes thereto for the periods ending 2023 and 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Bean Box, Inc. has not yet filed its federal tax return for 2024.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 16th of April, 2025.

_____(Signature)

CEO   (Title)

April 16, 2025   (Date)

NOTE 1 – NATURE OF OPERATIONS

Bean Box Inc. was formed on September 21, 2012 ("Inception") in the State of Delaware. The financial statements of Bean Box Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Seattle, WA.

Bean Box Inc. is a direct-to-consumer Specialty Coffee company shaping how the world's finest coffee is enjoyed at home, through its subscriptions, gifts, and a la carte coffee. Bean Box aims to foster connections and share the joy of small-batch, expertly curated Specialty Coffee (the highest quality tier of coffee) with coffee lovers across the country. Bean Box leverages its expertise in curation, software, and automation to help customers discover their next favorite cup of coffee. Our personalized coffee subscriptions leverage customer preference and tastes to keep every morning cup filled with delight. Our customers can refill their mugs with all our curated coffees seamlessly via the Web, our mobile app, or text message. Every Bean Box coffee product arrives freshly roasted, and customers can savor every cup, as they expand their palate and discover the wide world of coffee origins, roasting styles and tasting notes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues in accordance with FASB ASC606, Revenue from Contracts with Customers when delivery of goods is the sole performance obligation in its contract with customers. The company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and DE state jurisdiction. The Company is subject to U.S. Federal, state, and local income tax examinations by tax authorities for the past 3 years. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Promissory Notes & Loans

During the year 2023, the Company entered into promissory notes & loans agreements. The details of these notes and loans are as follows:

Owner	Debt	Principal Amount	Date
Square Advance	Standard Merchant Cash Advance	$200,000	1/19/2023
Matthew Berk	Owner Loan/Promissory Note	$250,000	3/10/2023
NewCo Capital Group VI LLC	Revenue Purchase Agreement	$200,000	4/14/2023
Square Advance	Standard Merchant Cash Advance	$60,000	5/18/2023
Square Advance	Standard Merchant Cash Advance	$240,000	6/15/2023
Ryan Fritzky	Owner Loan/Promissory Note	$250,000	6/27/2023
Wells Fargo	Equipment Financing	$23,110	6/30/2023
Ryan Fritzky	Owner Loan/Promissory Note	$250,000	7/11/2023
Ryan Fritzky	Owner Loan/Promissory Note	$250,000	7/19/2023
Ryan Fritzky	Owner Loan/Promissory Note	$150,000	8/17/2023
Square Advance	Standard Merchant Cash Advance	$85,000	8/18/2023
Ryan Fritzky	Owner Loan/Promissory Note	$100,000	9/1/2023
Ryan Fritzky	Owner Loan/Promissory Note	$300,000	9/18/2023
Square Advance	Standard Merchant Cash Advance	$312,000	10/19/2023
Stripe Capital Program	Fixed Fee Business Loan	$250,000	11/15/2023
Total		**$2,920,110**	

During the year 2024, the Company entered into promissory notes & loans agreements. The details of these notes and loans are as follows:

Owner	Debt	Principal Amount	Date
Ryan Fritzky	Owner Loan/Promissory Note	380,000	1/19/2024
Ryan Fritzky	Owner Loan/Promissory Note	380,000	2/1/2024
Ryan Fritzky	Owner Loan/Promissory Note	240,000	2/16/2024
Ryan Fritzky	Owner Loan/Promissory Note	200,000	3/27/2024
Ryan Fritzky	Owner Loan/Promissory Note	100,000	6/18/2024
Square Advance	Standard Merchant Cash Advance	255,000	6/25/2024
Square Advance	Standard Merchant Cash Advance	300,000	7/30/2024
Square Advance	Standard Merchant Cash Advance	150,000	10/28/2024
Total		**$2,005,000**	

Forward Financing

On June 25, 2024, the Company entered into Standard Merchant Cash Advance Agreement with Square Advance with following terms – the purchase price is agreed to $255,000, the specified percent to 7%, the purchased amount is $344,250, with weekly remittance of $6,885. As of December 31, 2024, the outstanding balance of this kind of financing is in the amount of $165,240, and the entire amount is classified as the current portion.

On July 30, 2024, the Company entered into Standard Merchant Cash Advance Agreement with Square Advance with following terms – the purchase price is agreed to $300,000, the specified percent to 10%, the purchased amount is $405,000, with weekly remittance of $8,437.50. As of December 31, 2024, the outstanding balance of this kind of financing is in the amount of 227,812.50, and the entire amount is classified as the current portion.

On October 28, 2024, the Company entered into Standard Merchant Cash Advance Agreement with Square Advance with following terms – the purchase price is agreed to $150,000, the specified percent to 7.9%, the purchased amount is $218,850, with weekly remittance of $5,471.25. As of December 31, 2024, the outstanding balance of this kind of financing is in the amount of $170,703, and the entire amount is classified as the current portion.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Contingencies
The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
The Company is authorized to issue 24,332,046 shares of Common Stock with a par value of $0.00001. As of December 31, 2024, and December 31, 2023, 8,636,708 shares of Common Stock have been issued and are outstanding.

Preferred Stock
The Company is authorized to issue 14,478,735 shares of Preferred Stock (5,024,630 shares are designated as Series Seed-1 Preferred Stock; 1,230,770 shares are designated as Series Seed-2 Preferred Stock; 980,330 shares are designated as Series Seed-3 Preferred Stock; 229,903 shares are designated as Series A-1 Preferred Stock; 3,384,997 shares are designated as Series A-2 Preferred Stock; 510,242 shares are designated as Series A-3 Preferred Stock; 617,863 shares are designated as Series A-4 Preferred Stock; and 2,500,000 shares are designated as Series CF Preferred Stock), with a par value of $0.00001.

As of December 31, 2024, and December 31, 2023, 5,024,630 shares of Series Seed-1 Preferred Stock have been issued and are outstanding.

4

As of December 31, 2024, and December 31, 2023, 1,230,770 shares of Series Seed-2 Preferred Stock have been issued and are outstanding.

As of December 31, 2024, and December 31, 2023, 980,330 shares of Series Seed-3 Preferred Stock have been issued and are outstanding.

As of December 31, 2024, and December 31, 2023, 229,903 shares of Series A-1 Preferred Stock have been issued and are outstanding.

As of December 31, 2024, and December 31, 2023, 1,164,247 shares of Series A-2 Preferred Stock have been issued and are outstanding.

As of December 31, 2024, and December 31, 2023, 510,242 shares of Series A-3 Preferred Stock have been issued and are outstanding.

As of December 31, 2024, and December 31, 2023, 617,863 shares of Series A-4 Preferred Stock have been issued and are outstanding.

As of December 31, 2024, and December 31, 2023, 187,809 shares of Series CF Preferred Stock have been issued and are outstanding.

Debt to Equity Conversion
On March 10, 2023 the Company converted $1,251,934 of convertible notes and related accrued interest into 510,242 shares of Series A-3 Preferred Stock.

On March 10, 2023 the Company converted $394,979 of convertible notes and related accrued interest into 128,783 shares of Series A-4 Preferred Stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

On October 10, 2022, the Company issued a Promissory Note to Aniruddha Gadre (one of its shareholders) in the amount of $100,000, with an interest rate of 12% and a maturity of four years. As of December 31, 2024, the outstanding balance of this loan is $0.

On October 15, 2022, the Company issued a Promissory Note to Ryan Fritzky (one of its shareholders) in the amount of $750,000, with an interest rate of 12% and a maturity of three years. As of December 31, 2024, the outstanding balance of this loan is $437,927.

On October 15, 2022, the Company issued a Promissory Note to Tami Moynihan (one of its shareholders) in the amount of $275,000, with an interest rate of 12% and a maturity of one year. As of December 31, 2024, the outstanding balance of this loan is $0.

On October 15, 2022, the Company issued a Promissory Note to Vollbracht Properties, LLC (one of its shareholders) in the amount of $500,000, with an interest rate of 12% and a maturity of four years. As of December 31, 2024, the outstanding balance of this loan is $483,585.

On March 10, 2023, the Company issued a Promissory Note to Matthew Berk (one of its shareholders) in the amount of $250,000, with an interest rate of 12% and a maturity of three years. As of December 31, 2023, the outstanding balance of this loan is $156,514.

On June 27, 2023, the Company issued a Promissory Note to Ryan Fritzky (one of its shareholders) in the amount of $250,000, with an interest rate of 12% and a maturity of three years. As of December 31, 2023, the outstanding balance of this loan is $250,000.

On July 11, 2023, the Company issued a Promissory Note to Ryan Fritzky (one of its shareholders) in the amount of $250,000, with an interest rate of 12% and a maturity of three years. As of December 31, 2023, the outstanding balance of this loan is $250,000.

On July 19, 2023, the Company issued a Promissory Note to Ryan Fritzky (one of its shareholders) in the amount of $250,000, with an interest rate of 12% and a maturity of three years. As of December 31, 2023, the outstanding balance of this loan is $250,000.

On August 17, 2023, the Company issued a Promissory Note to Ryan Fritzky (one of its shareholders) in the amount of $150,000, with an interest rate of 12% and a maturity of three years. As of December 31, 2023, the outstanding balance of this loan is $150,000.

On September 1, 2023, the Company issued a Promissory Note to Ryan Fritzky (one of its shareholders) in the amount of $100,000, with an interest rate of 12% and a maturity of three years. As of December 31, 2023, the outstanding balance of this loan is $100,000.

On September 18, 2023, the Company issued a Promissory Note to Ryan Fritzky (one of its shareholders) in the amount of $300,000, with an interest rate of 12% and a maturity of three years. As of December 31, 2023, the outstanding balance of this loan is $300,000.

On January 19, 2024, the Company issued a Promissory Note to Ryan Fritzky (one of its shareholders) in the amount of $380,000, with an interest rate of 12% and a maturity of three years. As of December 31, 2024, the outstanding balance of this loan is $380,000.

On February 1, 2024, the Company issued a Promissory Note to Ryan Fritzky (one of its shareholders) in the amount of $380,000, with an interest rate of 12% and a maturity of three years. As of December 31, 2024, the outstanding balance of this loan is $380,000.

On February 16, 2024, the Company issued a Promissory Note to Ryan Fritzky (one of its shareholders) in the amount of $240,000, with an interest rate of 12% and a maturity of three years. As of December 31, 2024, the outstanding balance of this loan is $240,000.

On March 27, 2024, the Company issued a Promissory Note to Ryan Fritzky (one of its shareholders) in the amount of $200,000, with an interest rate of 12% and a maturity of three years. As of December 31, 2024, the outstanding balance of this loan is $200,000.

On June 18, 2024, the Company issued a Promissory Note to Ryan Fritzky (one of its shareholders) in the amount of $100,000, with an interest rate of 12% and a maturity of three years. As of December 31, 2024, the outstanding balance of this loan is $100,000.

As of December 31, 2024, the outstanding balance of receivables from Matthew Berk (one of its shareholders) totals $15,746.27 outstanding. This receivable bears no interest and a maturity date is not set.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024 through March 26, 2025, the issuance date of these financial statements.

On January 27, 2025, the Company took out a Fixed Fee Business Loan from Stripe Capital Program in the amount of $250,000, with a fixed fee of $35,500 and a repayment rate of 10.2%.

On January 29, 2025, the Company took out a Standard Merchant Cash Advance from OnDeck Capital in the amount of $150,000, with an APR of 52.18% and a fixed weekly payment of $3,073.85.

On February 18, 2025, the Company took out a Standard Merchant Cash Advance from Square Advance in the amount of $450,000, with a fixed fee of 19% and a fixed weekly payment of $9,736.37.

On March 10, 2025, the Company took out a Standard Merchant Cash Advance from Slope Tech Inc in the amount of $65,000, with a an APR of 22.31% and a one time final payment of $68,120.

On March 17, 2025, the Company took out a Standard Merchant Cash Advance from Specialty Capital in the amount of $155,000, with a fixed fee of 32% and a fixed weekly payment of $6,393.75.

Bean Box, Inc.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2023 and 2024

(in , $US)	Common Stock		Series A-1 Preferred Stock		Series A-2 Preferred Stock		Series A-3 Preferred Stock		Series A-4 Preferred Stock		Series CF Preferred Stock	
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance—December 31, 2022	4,751,122	$ 48	229,903	$ 2	1,164,247	$ 12	-	$ -	-	$ -	-	$ -
Issuance of Stock	-	$ -	-	-	-	-	-	-	489,080	5 -	126,708	1
Debt to Equity Conversion							510,242	5	128,783	1		
Previous year adjustment												
Share-Based Compensation												
Net Income/(Loss)												
Balance—December 31, 2023	4,751,122	$ 48	229,903	$ 2	1,164,247	$ 12	510,242	$ 5	617,863	$ 6	126,708	$ 1
Issuance of Stock	-	$ -	-	-	-	-	-	-	-	-	61,101	1
Previous year adjustment												
Net Income/(Loss)												
Balance—December 31, 2024	4,751,122	$ 48	229,903	$ 2	1,164,247	$ 12	510,242	$ 5	617,863	$ 6	187,809	$ 2

Bean Box, Inc.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2023 and 2024

(in , $US)	Series Seed 1 Preferred Stock		Series Seed 2 Preferred Stock		Series Seed 3 Preferred Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2022	5,024,630	$ 50	1,230,770	$ 12	980,330	$ 10	$ 8,412,502	$ (13,932,081)	$ (5,519,445)
Issuance of Stock	-	-	-	-	-	-	1,613,754		1,613,760
Debt to Equity Conversion							1,646,907		1,646,913
Previous year adjustment								471,715	471,715
Share-Based Compensation							38		38
Net Income/(Loss)								(2,470,148)	(2,470,148)
Balance—December 31, 2023	5,024,630	$ 50	1,230,770	$ 12	980,330	$ 10	$ 11,673,201	$ (15,930,514)	$ (4,257,205)
Issuance of Stock	-	-	-	-	-	-	139,421		139,421
Previous year adjustment									-
Net Income/(Loss)								$ (2,267,588)	(2,267,588)
Balance—December 31, 2024	5,024,630	$ 50	1,230,770	$ 12	980,330	$ 10	$ 11,812,622.04	$ (18,198,103)	$ (6,385,372)

CERTIFICATION

I, Matthew Berk, Principal Executive Officer of Bean Box, Inc., hereby certify that the financial statements of Bean Box, Inc. included in this Report are true and complete in all material respects.

Matthew Berk

CEO